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EXHIBIT 12.1

Calculation of Ratio of Earnings to Fixed Charges

        Jacobs Entertainment, Inc. ratio of earnings to fixed charges for the years ended 2000 through 2004 and for the three month peirods ended March 31, 2004 and 2005.

	As of and for Year Ended December 31,					As of and for the Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except ratio data)
Earnings:
(Loss) income before equity earnings of investments and minority interests	$(1,108)	$(45)	$4,745	$2,631	$3,891	$3,455	$1.098
Add: Fixed charges	3,206	4,831	18,703	20,327	20,468	5,052	5,429
Add: Amortization of capitalized interest	59	59	59	62	65	16	16
Add: Distributed income of equity investees	2,500	6,208	126
Less: Interest capitalized				(140)	(110)	(1)	(4)

Total Earnings	$4,657	$11,053	$23,633	22,880	$24,314	$8,522	$6,539

Fixed Charges:
Interest expense	$2,519	$4,230	$18,300	$19,645	$19,705	$4,892	$5,263
Interest capitalized				140	110	1	4
Amortization of capitalized expenses related to indebtedness	28	4
Estimated interest on rental expense	659	597	403	542	653	159	162

Total Fixed Charges	$3,206	$4,831	$18,703	$20,327	$20,468	$5,052	$5,429

Ratio of Earnings to
Fixed Charges	1.45	2.29	1.26	1.13	1.19	1.69	1.20

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Calculation of Ratio of Earnings to Fixed Charges